                                                                   EXHIBIT 99(a)

--------------------------------------------------------------------------------
                               FINANCIAL REVIEW
--------------------------------------------------------------------------------

SUMMARY

The following discussion reviews the results of operations and assesses the financial condition of SNB Bancshares, Inc. ("Bancshares") in Macon, Georgia. This discussion should be read in conjunction with the preceding consolidated financial statements and accompanying notes. These financial statements and financial review include certain forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those in the forward-looking statements. Those factors include fluctuations in interest rates, inflation, government regulations, and economic conditions and competition in the geographic business areas in which Bancshares conducts its operations.

Bancshares is a one bank holding company organized at the direction of Security National Bank ("Bank") stockholders and management to hold 100% of the common stock of Security National Bank. At a Special Meeting of the Stockholders of the Bank on August 2, 1994, the stockholders of the Bank voted affirmatively for a Plan of Reorganization and Agreement of Merger pursuant to which the Bank became a wholly owned subsidiary of Bancshares. This reorganization was completed effective September 30, 1994. As a result of the reorganization, each outstanding share of $1.00 par value common stock of the Bank was converted into one share of $1.00 par value common stock of Bancshares. The functions of Bancshares as the parent holding company are limited in scope, so that the consolidated financial statements of Bancshares largely reflect the financial condition and operating results of its sole banking subsidiary. The Bank is a federally chartered commercial bank which commenced operations in Macon, Georgia on November 4, 1988. After the September 30, 1994 reorganization detailed above, the Bank has continued its normal operations as a subsidiary of Bancshares.

The following table illustrates selected key financial data of the company for the past five years.


TABLE 1
SELECTED FIVE YEAR FINANCIAL DATA
(Dollars in thousands, except per share data and number of shares)

                                           Years Ended December 31,
                          ------------------------------------------------------
                             1996       1995       1994        1993      1992
                          ------------------------------------------------------
INCOME STATEMENT DATA:
Net Interest Income        $5,596      $4,311     $3,526      $2,650    $2,473
Provision for
 Loan Losses                  257         109        302         378       407
Other Income                1,102         867      1,046         840       522
Other Expense               4,112       3,117      2,782       2,334     1,908
Income Taxes                  687         561        436         205       181
Extraordinary Items             0           0          0           0        22
Cumulative Effect of
 Accounting Change              0           0          0          53         0
Net Income                  1,642       1,391      1,052         626       521

PER SHARE DATA:(a)
Earnings Per Common and
 Common Equivalent Share    $1.02       $1.01      $0.81       $0.49     $0.41
Cash Dividends Paid          0.22        0.20       0.17        0.09      0.04

SELECTED FIVE YEAR FINANCIAL DATA
(Dollars in thousands, except per share data and number of shares)

                                               Years Ended December 31,
                          -----------------------------------------------------------------
                               1996         1995         1994          1993        1992
                          -----------------------------------------------------------------
RATIOS:
Return on Average Assets        1.40%         1.51%        1.50%         1.03%       0.96%
Return on Average Equity       14.93%        18.16%       15.53%        10.12%       9.22%
Dividend Payout Ratio (b)      19.09%        17.26%       19.01%        15.98%       9.60%
Average Equity to Average
 Assets                         9.37%         8.31%        9.65%        10.13%      10.42%

BALANCE SHEET DATA:
 (at year end)
Assets                    $  134,085      $107,566     $ 78,156      $ 66,022    $ 57,178
Investment Securities         32,656        34,440       18,649        19,976      19,511
Loans, Net of Income          86,247        64,400       52,277        41,064      32,458
Allowance for Loan Losses      1,383         1,128        1,020           743         862
Deposits                     113,032        92,969       67,209        56,876      49,565
Stockholders' Equity          14,932         8,426        7,082         6,399       5,873
Shares Outstanding         1,654,852       600,000      500,000       500,000     500,000

(a) Per share data for all periods has been retroactively restated for a 20% stock split effected in the form of a dividend on March 20, 1995, and a 100% stock split effected in the form of a dividend on June 1, 1996.
(b) Determined by dividing dividends declared by current year net income.

Consolidated total assets of $134.1 million at December 31, 1996 were up by $26.5 million, or 24.7%, over total assets at December 31, 1995. Total assets of $107.6 million at December 31, 1995 were up by $29.4 million, or 37.6%, over total consolidated assets at December 31, 1994. These growth rates for the past two years are significantly higher than the economic growth statistics for the company's Macon-Bibb County market area. The strong trend demonstrates the company's capture of a larger percentage of the local financial services market due primarily to recent industry consolidations of larger banks in the area. On average the balance sheet grew by 27.5% during 1996, 31.1% during 1995, and 15.0% during 1994. The following table presents condensed average balance sheets for the periods indicated, and the percentages of each of these categories to total average assets for each period.


TABLE 2
AVERAGE BALANCE SHEETS
(Amounts in 1000s)

                                                                  Years Ended December 31
                                             ----------------------------------------------------------------
                                               1996          %        1995             %     1994         %
                                             ----------------------------------------------------------------
ASSETS:
Cash & Due From Banks                        $  4,084      3.5%      $ 2,836          3.1%  $ 2,232      3.2%
Time Deposits-Other Banks                           0      0.0%            0          0.0%       47      0.1%
Federal Funds Sold                              2,092      1.8%        3,057          3.3%      674      1.0%
Taxable Investment Securities                  22,435     19.1%       18,245         19.8%   13,326     19.0%
Non-Taxable Inv. Securities                     9,827      8.4%        7,699          8.4%    5,716      8.1%
Market Adjustment-Securities                      (28)    -0.0%         (250)        -0.3%      (89)    -0.1%
Loans, Net of Interest                         75,803     64.6%       57,933         62.9%   45,751     65.2%
Allowance for Loan Losses                      (1,284)    -1.1%       (1,083)        -1.2%     (847)    -1.2%
Bank Premises & Equipment                       2,612      2.2%        2,193          2.4%    2,067      2.9%
Other Real Estate                                 373      0.3%          284          0.3%      364      0.5%
Other Assets                                    1,454      1.2%        1,167          1.3%      974      1.4%
                                             ----------------------------------------------------------------
     TOTAL ASSETS                            $117,368    100.0%      $92,081        100.0%  $70,216    100.0%
                                             ================================================================

AVERAGE BALANCE SHEETS
(Amounts in 1000s)

                                                                Years Ended December 31
                                         ----------------------------------------------------------------
                                           1996         %         1995            %      1994        %
                                         ----------------------------------------------------------------
LIABILITIES & STOCKHOLDERS' EQUITY:
Deposits:
 Non-Interest Bearing                    $ 16,936    14.43%      $12,734        13.83%  $10,290    14.65%
 Interest Bearing                          83,670    71.29%       67,254        73.04%   50,404    71.78%
Federal Funds Purchased                       212     0.18%           58         0.06%      345     0.49%
Demand Notes-US Treasury                      431     0.37%          491         0.53%      379     0.54%
Other Borrowed Money-FHLB                   3,701     3.15%        2,871         3.12%    1,299     1.85%
Obligations-Capital Leases                      0     0.00%            2         0.00%       18     0.03%
Other Liabilities                           1,417     1.21%        1,032         1.12%      705     1.00%
                                         ----------------------------------------------------------------
 Total Liabilities                        106,367    90.63%       84,442        91.70%   63,440    90.35%
                                         ----------------------------------------------------------------
Common Stock                                1,363     1.16%          578         0.63%      500     0.71%
Surplus                                     6,226     5.30%        4,500         4.89%    4,500     6.41%
Undivided Profits                           3,412     2.91%        2,561         2.78%    1,776     2.53%
                                         ----------------------------------------------------------------
 Total Stockholders' Equity                11,001     9.37%        7,639         8.30%    6,776     9.65%
                                         ----------------------------------------------------------------
 TOTAL LIABILITIES &
  STOCKHOLDERS' EQUITY                   $117,368   100.00%      $92,081       100.00%  $70,216   100.00%
                                         ================================================================

LOANS

The Bank's loan portfolio constitutes the major interest earning asset of Bancshares. To analyze prospective loans, management assesses the company's objectives for both credit quality and interest rate pricing to determine whether to extend a loan and the appropriate rate of interest for each loan. The loan portfolio is concentrated in various commercial, real estate and consumer loans to individuals and entities located in Middle Georgia. Accordingly, the ultimate collectibility of the loans is largely dependent upon economic conditions in the Middle Georgia area. The local economy is generally good, with two recent events helping to bolster the future outlook for the area. First, a large air force base in a contiguous county has survived national base closure mandates. This major Middle Georgia employer has recently expanded in size. Second, the 1996 Atlanta summer Olympics have generally aided in economic stability in areas surrounding Atlanta.

Loans net of unearned income of $86.2 million and $64.4 million at December 31, 1996 and 1995 respectively, amounted to 64.3% and 59.9% of total assets, and 76.3% and 69.3% of deposits. The average yields generated by interest and fees from the loan portfolio amounted to 10.92% during 1996, 11.02% during 1995 and 9.91% during 1994. Bancshares' allowance for loan losses at December 31, 1996, 1995 and 1994 amounted to 1.60%, 1.75% and 1.95%, respectively, of outstanding net loans.

The following table presents the amount of loans outstanding by category, both in dollars and in percentages of the total portfolio, at the end of each of the past five years.

TABLE 3
LOANS BY TYPE
(In Thousands)

                                                     December 31
                                 ---------------------------------------------------
                                  1996       1995       1994       1993       1992
                                 ---------------------------------------------------
Commercial, Financial
 and Agricultural                $15,129   $11,331   $ 9,983     $ 9,853     $ 8,987
Real Estate-Construction           2,864     2,848     2,012       1,552         910
Real Estate-Mortgage
 Mortgage Loans Held for Sale          0         0         0           0           0
 Other Mortgage                   59,872    44,737    35,975      26,290      19,444
Loans to Individuals               8,557     5,670     4,473       3,488       3,196
                                 ---------------------------------------------------
  Total Loans                     86,422    64,586    52,443      41,183      32,537
Unearned Income                     (175)     (186)     (166)       (118)        (79)
                                 ---------------------------------------------------
  Total Net Loans                $86,247   $64,400   $52,277     $41,065     $32,458
                                 ===================================================

Percentage of Total Portfolio:
------------------------------
Commercial, Financial
 and Agricultural                   17.5%     17.6%     19.1%       24.0%       27.7%
Real Estate-Construction             3.3%      4.4%      3.9%        3.8%        2.8%
Real Estate-Mortgage
 Mortgage Loans Held for Sale        0.0%      0.0%      0.0%        0.0%        0.0%
 Other Mortgage                     69.5%     69.5%     68.7%       64.0%       59.9%
Loans to Individuals                 9.9%      8.8%      8.6%        8.5%        9.9%
                                 ---------------------------------------------------
   Total Loans                     100.2%    100.3%    100.3%      100.3%      100.3%
Unearned Income                     -0.2%     -0.3%     -0.3%       -0.3%       -0.3%
                                 ---------------------------------------------------
   Total Net Loans                 100.0%    100.0%    100.0%      100.0%      100.0%
                                 ===================================================

The following table provides information on the maturity distribution of selected categories of the loan portfolio and certain interest sensitivity data as of December 31, 1996.


TABLE 4
LOAN MATURITY DISTRIBUTION AND INTEREST SENSITIVITY
(In Thousands)

                                                                      December 31, 1996
                                                       -----------------------------------------
                                                                   Over One
                                                          One        Year         Over
                                                          Year      Through       Five
                                                         Or Less   Five Years     Years    Total
                                                       ------------------------------------------
Selected loan categories:
 Commercial, financial and agricultural                 $12,103     $2,723       $  303    $15,129
 Real estate-construction                                 2,377        487            0      2,864
                                                        ------------------------------------------
  Total                                                 $14,480     $3,210       $  303    $17,993
                                                        ==========================================

Loans shown above due after one year:
 Having predetermined interest rates                                                       $ 2,529
 Having floating interest rates                                                                984
                                                                                           -------
  Total                                                                                    $ 3,513
                                                                                           =======

INVESTMENT SECURITIES

The investment securities portfolio is another major interest earning asset and consists of debt and equity securities categorized as either available for sale or held to maturity. These securities provide the company with a source of liquidity and a stable source of income. The investment portfolio provides a resource to help balance interest rate risk and credit risk related to the loan portfolio. Investments amounted to $32.7 million, or 24.4% of total assets at December 31, 1996, down from $34.4 million, or 32.0% of total assets at December 31, 1995. The decrease in investment portfolio size relative to the balance sheet reflects the deployment of a higher percentage of assets into the loan portfolio during 1996.

The average 1996 tax equivalent yield on the portfolio, excluding the impact of SFAS No. 115 market value adjustments for unrealized gains and losses on available for sale securities as discussed below, was 6.44%, compared to 6.51% in 1995 and 6.27% in 1994. The stability of the bond yields over this time frame indicates a reasonably stable interest rate environment in the bond markets. During 1996, the investment securities portfolio, excluding unrealized gains and losses, represented 29.3% of average earning assets and 27.5% of average total assets. During 1995, the portfolio averaged 29.8% of earning assets and 28.2% of total assets.

At December 31, 1996, the major portfolio components, based on amortized or accreted cost, included 12.4% in U. S. Treasury securities, 52.0% in U. S. agency obligations, 1.4% in mortgage backed securities, 32.1% in tax exempt state, county and municipal bonds and 2.1% in stocks of the Federal Reserve Bank and Federal Home Loan Bank. On December 31, 1996, the market value of the total bond portfolio as a percentage of the book value was 101.2%, up from 100.5% a year earlier. The bond markets have experienced relatively stable years during 1996 and 1995, causing little fluctuation in the market value of the portfolio. As of December 31, 1996, the entire investment securities portfolio had gross unrealized gains of $309,046 and gross unrealized losses of $185,182, for a net unrealized gain of $123,864. As of December 31, 1995, the portfolio had a net unrealized gain of $166,906. In accordance with SFAS No. 115, stockholders' equity included a net unrealized gains of $16,083 and $24,144 recorded on the Available for Sale portfolio as of December 31, 1996 and 1995, respectively, net of deferred tax effects. No trading account has been established by Bancshares and none is anticipated.

In December, 1995, Bancshares exercised an option allowed by "Special Report--a Guide to Implementation of FASB No. 115, Accounting for Certain Investments in Debt and Equity Securities--Questions and Answers" to make a one time transfer of certain securities from the Held to Maturity portfolio to the Available for Sale portfolio. This transfer was made to add additional liquidity and flexibility to the portfolio to enable Bancshares to more effectively manage its interest rate risk position. The amortized cost of the investment securities transferred was $1.9 million.

The following table summarizes the Available for Sale and Held to Maturity investment securities portfolios as of December 31, 1996, 1995 and 1994. Available for Sale securites are shown at fair value, while Held to Maturity securities are shown at amortized or accreted cost.


TABLE 5
INVESTMENT SECURITIES
(In Thousands)
                                                      December 31
                                         ---------------------------------------
                                           1996             1995          1994
                                         ---------------------------------------
SECURITIES AVAILABLE FOR SALE
U. S. Treasury                           $ 4,070          $ 5,070        $ 1,939
U. S. Government Agencies
 Mortgage-Backed                             414            1,166            436
 Other                                    15,834           15,754          8,055
State, County & Municipal                  4,867            4,457          2,411
Other Investments                            698              645            404
                                         ---------------------------------------
                                         $25,883          $27,092        $13,245
                                         =======================================

INVESTMENT SECURITIES
(In Thousands)

                                                          December 31
                                               ------------------------------------
                                                 1996         1995           1994
                                               ------------------------------------
SECURITIES HELD TO MATURITY
U. S. Treasury                                 $     0       $   497        $     0
U. S. Government Agencies
 Mortgage-Backed                                    56           264            544
 Other                                           1,000         1,000            500
State, County & Municipal                        5,717         5,587          4,360
Other Investments                                    0             0              0
                                               ------------------------------------
                                               $ 6,773       $ 7,348        $ 5,404
                                               ====================================

TOTAL INVESTMENT SECURITIES
 U. S. Treasury                                $ 4,070       $ 5,567        $ 1,939
 U. S. Government Agencies
  Mortgage-Backed                                  470         1,430            980
  Other                                         16,834        16,754          8,555
State, County & Municipal                       10,584        10,044          6,771
Other Investments                                  698           645            404
                                               ------------------------------------
                                               $32,656       $34,440        $18,649
                                               ====================================

The following table illustrates the contractual maturities and weighted average yields of investment securities held at December 31, 1996. Expected maturities will differ from contractual maturities because certain issuers have the right to call or prepay obligations with or without call or prepayment penalties. The weighted average yields are calculated on the basis of the amortized cost and effective yields of each security weighted for the scheduled maturity of each security. The yield on state, county and municipal securities is computed on a taxable equivalent basis using a statutory federal income tax rate of 34%.

TABLE 6
MATURITIES OF INVESTMENT SECURITIES AND AVERAGE YIELDS
(In Thousands)

                                                                     Investment Securities            Investment Securities
                                                                       Held to Maturity                 Available for Sale
                                                                      December 31, 1996                 December 31, 1996
                                                        ----------------------------------------------------------------------------
                                                          Carrying      Average     Fair       Carrying      Average        Fair
                                                           Value         Yield      Value       Value         Yield         Value
                                                        ----------------------------------------------------------------------------
U.S. Treasury:
 Within 1 Year                                             $ 0           0.00%       $ 0        $ 1,500        6.25%       $ 1,506
 1 to 5 Years                                                0           0.00%         0          2,539        6.26%         2,564
 5 to 10 Years                                               0           0.00%         0              0        0.00%             0
 More Than 10 Years                                          0           0.00%         0              0        0.00%             0
                                                        ----------------------------------------------------------------------------
                                                           $ 0           0.00%       $ 0        $ 4,039        6.26%       $ 4,070
                                                        ----------------------------------------------------------------------------
Mortgage-Backed
Government Agencies:
 Within 1 Year                                             $56           6.20%       $56        $   107        6.12%       $   107
 1 to 5 Years                                                0           0.00%         0              0        0.00%             0
 5 to 10 Years                                               0           0.00%         0            290        8.63%           307
 More Than 10 Years                                          0           0.00%         0              0        0.00%             0
                                                        ----------------------------------------------------------------------------
                                                           $56           6.20%       $56        $   397        7.95%       $   414
                                                        ----------------------------------------------------------------------------


MATURITIES OF INVESTMENT SECURITIES AND AVERAGE YIELDS
(In Thousands)


                                               Investment Securities           Investment Securities
                                                  Held to Maturity               Available for Sale
                                                 December 31, 1996               December 31, 1996
                                      ---------------------------------------------------------------------
                                        Carrying   Average     Fair        Carrying      Average    Fair
                                         Value      Yield      Value        Value         Yield     Value
                                      ---------------------------------------------------------------------
Other U.S. Government
Agencies:
 Within 1 Year                            $  500    5.16%      $  500       $ 2,283       5.35%     $ 2,283
 1 to 5 Years                                500    5.25%         500        13,681       5.93%      13,551
 5 to 10 Years                                 0    0.00%           0             0       0.00%           0
 More Than 10 Years                            0    0.00%           0             0       0.00%           0
                                      ---------------------------------------------------------------------
                                          $1,000    5.20%      $1,000       $15,964       5.85%     $15,834
                                      ---------------------------------------------------------------------
State, County and Municipal:
 Within 1 Year                            $  440    6.84%      $  442       $   460       7.04%     $   461
 1 to 5 Years                              2,710    8.30%       2,788         2,182       7.94%       2,229
 5 to 10 Years                             1,922    7.47%       1,938         1,713       8.75%       1,767
 More Than 10 Years                          645    7.60%         649           405       7.84%         409
                                      ---------------------------------------------------------------------
                                          $5,717    7.83%      $5,817       $ 4,760       8.14%     $ 4,866
                                      ---------------------------------------------------------------------
Other Investments:
 Within 1 Year                            $    0    0.00%      $    0       $     0       0.00%     $     0
 1 to 5 Years                                  0    0.00%           0             0       0.00%           0
 5 to 10 Years                                 0    0.00%           0             0       0.00%           0
 More Than 10 Years                            0    0.00%           0           698       6.73%         698
                                      ---------------------------------------------------------------------
                                          $    0    0.00%      $    0       $   698       6.73%     $   698
                                      ---------------------------------------------------------------------
Total Securities:
 Within 1 Year                            $  996    5.96%      $  998       $ 4,350       5.86%     $ 4,357
 1 to 5 Years                              3,210    7.82%       3,288        18,402       6.21%      18,344
 5 to 10 Years                             1,922    7.47%       1,938         2,003       8.73%       2,074
 More Than 10 Years                          645    7.60%         649         1,103       7.14%       1,107
                                      ---------------------------------------------------------------------
                                          $6,773    7.43%      $6,873       $25,858       6.39%     $25,882
                                      =====================================================================

As of December 31, 1996, the company had no holdings of securities of a single issuer in which the aggregate book value and aggregate market value of the securities exceeded ten percent of stockholders' equity, with the exception of
U. S. Treasury and U. S. Government Agencies securities.

OTHER ASSETS

Bancshares holds additional earning assets in overnight Federal Funds Sold. These balances amounted to $5.0 million and $1.8 million as of December 31, 1996 and 1995, respectively. Balances in non-earning assets are comprised of cash and correspondent bank balances, fixed assets, income receivable on loans and investments and other miscellaneous assets. Management works to minimize non-earning asset balances in order to maximize profit potential.

DEPOSITS

Deposits are the company's primary liability and funding source. Total deposits grew 21.6% from $93.0 million at December 31, 1995 to $113.0 million at December 31, 1996. During 1996, 16.8% of average deposits were held in non-interest bearing checking accounts, 25.5% were in low yield interest bearing transaction and savings accounts, and 57.7% were in time certificates with higher yields. Comparable average deposit mix percentages during 1995 were 15.9%, 22.0% and 62.1%, respectively.

The average cost of total deposits, including non-interest checking accounts, during 1996 was 4.29%, up from 4.39% in 1995 and 3.28% in 1994. The slight decrease in 1996 average deposits cost resulted from a mild shift to a more favorable mix in non-interest and low cost deposits and declines in the rates paid on interest checking and savings account balances.

The Bank's total interest expense on deposits and borrowed funds as a percentage of average earning assets amounted to 4.18% during 1996, down from 4.29% during 1995 and 3.19% during 1994. The small reduction in the average cost of funds during 1996 reflects the declining rates on interest checking and savings, along with deposit mix improvements and a stable rate repricing environment on maturing certificates of deposit. Even though interest rates generally trended lower during the last half of the year 1995, repricing actions on deposits during late 1994 and early 1995 contributed to the average increase in the overall cost of funds from 1994 to 1995.

The following table reflects average balances of deposit categories for 1996, 1995 and 1994.


TABLE 7
AVERAGE DEPOSITS
(In Thousands)
                                                                 Years Ended December 31
                                           --------------------------------------------------------------
                                             1996         %       1995           %        1994        %
                                           --------------------------------------------------------------
Non-Interest Bearing
 Demand Deposits                           $ 16,936     16.8%    $12,734       15.9%     $10,290    17.0%
Interest Bearing Demand Deposits              8,727      8.7%      5,820        7.3%       5,353     8.8%
Money Market Accounts                        13,062     13.0%      8,041       10.1%       8,485    14.0%
Savings Deposits                              3,854      3.8%      3,733        4.7%       4,008     6.6%
Time Deposits of $100,000 or More            14,202     14.1%     11,719       14.7%       7,877    13.0%
Other Time Deposits                          43,825     43.6%     37,941       47.4%      24,681    40.7%
                                           --------------------------------------------------------------
                                           $100,606    100.0%    $79,988      100.0%     $60,694   100.0%
                                           ==============================================================

The table below summarizes the maturities of time deposits of $100,000 or more as of December 31, 1996, 1995 and 1994. The company's large denomination time deposits are generally from customers within the local market area, therefore providing a greater degree of stability than is typically associated with this source of funds. The company holds no foreign deposits.

TABLE 8
MATURITY DISTRIBUTION OF TIME DEPOSITS OF $100,000 OR MORE
(In Thousands)

As of December 31:                                1996       1995      1994
                                            ------------------------------------
          3 Months or Less                      $ 3,147    $ 4,467    $  800
          Over 3 Months through 6 Months          2,089      1,979     2,249
          Over 6 Months through 12 Months         4,325      4,098     3,672
          Over 12 Months                          3,962      5,307     2,454
                                            ------------------------------------
                                                $13,523    $15,851    $9,175
                                            ====================================

BORROWED MONEY

Other interest bearing sources of funds at December 31, 1996 totaled $4.1 million, down from $4.7 million at December 31, 1995. Of the 1996 balance, $3.7 million consisted of various advance agreements from the Federal Home Loan Bank
(FHLB) under the fixed and principal reducing credit programs, $1.6 million of which matures within the next twelve months. Demand Notes to the U. S. Treasury of $0.5 million represented accumulated federal tax deposit payments through the Treasury Department's note option program. The cost of borrowed money components averaged 6.77% in 1996, up from 6.37% in 1995 and 4.80% in 1994 due to the higher cost of new longer term FHLB notes.

Other interest bearing sources of funds at December 31, 1995 amounted to $4.7 million, up from $2.9 million at December 31, 1994. The 1995 balance consisted primarily of $3.7 million in FHLB notes, only $69,500 of which matured within the next year, and $.9 million in Demand Notes to the U. S. Treasury.

OTHER LIABILITIES

Other liabilities of $2.0 million at December 31, 1996 and $1.5 million at December 31, 1995 consist of interest payable on deposits, federal income taxes payable and other accrued but unpaid expenses.

LIQUIDITY

Bancshares, primarily through the actions of the Bank, engages in liquidity management to insure adequate cash flow for deposit withdrawals and credit commitments. Needs are met through loan repayments, net interest and fee income, and the sale or maturity of existing assets. In addition, liquidity is continuously provided through the acquisition of new deposits or the renewal of maturing deposits. Management monitors deposit flow and evaluates alternate pricing structures to retain and grow deposits as needed. Through various asset /liability management strategies, a balance is maintained among goals of liquidity, safety and earnings potential. Balances held in cash and correspondent banks are reviewed daily to maximize the federal funds investment position. Internal policies which are consistent with regulatory liquidity guidelines are monitored and enforced by the Bank.

The investment portfolio provides a ready means to raise cash without loss if liquidity needs arise. At December 31, 1996, approximately $25.9 million in bonds, at amortized or accreted cost, were carried in the Available for Sale portfolio, and $4.2 million of these bonds mature within a one year period. Only marketable investment grade bonds are purchased. The Bank from time to time invests in short term CDs at other banks, and generally maintains a net sold position in overnight federal funds.

Management continually monitors the relationship of loans to deposits as it relates to the company's liquidity posture. The Bank had ratios of loans to deposits of 76.3%, 69.3% and 77.8% at December 31, 1996, 1995 and 1994,
respectively, which were considered by management to be satisfactory levels for liquidity purposes. The stability of the Bank's core deposit base is an important factor in the company's liquidity position. A heavy percentage of the Bank's deposit base is comprised of accounts of individuals and small businesses with comprehensive banking relationships and limited volatility. The Bank has no brokered deposits. Additionally, there are only minimal amounts of deposits of public and governmental entities which require a pledge of the Bank's assets. At December 31, 1996, the Bank had $13.5 million in certificates of deposit of $100,000 or more. Although this represents 12.0% of total deposits, the majority of these large CDs are stable deposits of local individuals and small businesses. Management works to avoid reliance on volatile deposits that might lead to liquidity pressures.

The parent company has an unsecured line of credit and the Bank has established borrowing lines for federal funds through correspondent banks. Borrowing capacity also exists through the Bank's membership in the Federal Home Loan Bank program. Management believes that the various funding sources discussed above are adequate to meet the liquidity needs of the Bank and Bancshares in the future without any material adverse impact on operating results.

CAPITAL RESOURCES AND DIVIDENDS

Bancshares has always placed great emphasis on maintaining a strong capital base and continues to exceed all minimum capital requirements. Bancshares' equity capital of $14.9 million at December 31, 1996 amounts to 11.1% of total assets, compared to 7.8% at December 31, 1995 and 9.1% at December 31, 1994. On average, the equity capital was 9.4% of assets during 1996, compared to 8.3% for 1995 and 9.7% for 1994. The significant increase in capital levels during 1996 reflects an influx of $5.2 million in proceeds from the issuance of new stock during the year in three different events. In September, 1996, Bancshares issued a stock offering for the sale of 272,560 new shares of the company's common stock. The issue, which generated $3.2 million in new capital, was fully subscribed and successfully completed by February, 1997. At the beginning of 1996, Bancshares issued an additional 162,800 shares of its common stock, primarily to newly elected directors and executive officers of the company. This action produced $1.8 million in new capital. Finally, portions of outstanding stock warrants, issued to the company's founding directors and executive officers group upon the original formation of the Bank in 1988, were exercised in late 1996, producing another $0.2 million in capital. Management forsees the principal uses of the new capital to be (a) sustaining the capital adequacy of the Bank as it continues to grow at a rapid pace, (b) expanding the Bank's presence in Macon and Middle Georgia with more physical locations and improved delivery systems, and (c) possible acquisition of other financial institutions.

Additional outstanding stock warrants held by the company's organizing directors and executive officers are set to expire in November, 1998. It is anticipated that the exercise of the remaining 310,560 warrants at $4.167 per share will generate an additional $1.3 million in new capital for the company.

Regulators use a risk adjusted calculation to aid them in their determination of capital adequacy by weighting assets based on the degree of risk associated with on- and off-balance sheet assets. The majority of these risk weighted assets for the company are on-balance sheet assets in the form of loans. A small portion of risk weighted assets are considered off-balance sheet assets comprised of letters of credit and loan commitments. Capital is categorized as either core (Tier 1) capital or supplementary (Tier 2) capital. Tier 1 capital consists primarily of stockholders' equity minus any intangible assets, while Tier 2 capital consists of the allowance for loan losses up to certain limits, certain short term and other preferred stock and certain debt instruments.

Current regulatory standards require bank holding companies to maintain a minimum risk based capital ratio of qualifying total capital to risk weighted assets of 8.0%, with at least 4.0% of the capital consisting of Tier 1 capital, and a Tier 1 leverage ratio of at least 4.0%. Additionally, the regulatory agencies define a well capitalized bank as one which has a leverage ratio of at least 5%, a Tier 1 capital ratio of at least 6%, and a total risk based capital ratio of at least 10%. Bancshares' capital ratios under these guidelines as of December 31, 1996 and 1995 are well above the levels for a well capitalized bank as shown in the following table.

TABLE 9
CAPITAL RATIOS (a)
(In Thousands)
                                                          1996     1995
                                                        ----------------
As of December 31:
 Tier 1 Capital:
   Stockholders' Equity                                 $14,645   $ 8,402
   Less Intangible Assets                                     0         0
                                                        -----------------
         Total Tier 1 Capital                            14,645     8,402
                                                        -----------------
 Tier 2 Capital:
   Eligible Portion of Allowance for Loan Losses          1,131       895
   Subordinated and Other Qualifying Debt                     0         0
                                                        -----------------
         Total Tier 2 Capital                             1,131       895
                                                        -----------------

 Total Risk Based Capital                               $15,776    $9,297
                                                        =================
 Total Net Risk Weighted Assets                         $90,258   $71,361
                                                        =================


                                            Minimum
                                          Requirement
                                          -----------
Total Risk Based Capital Ratio               8.0%     17.5%    13.0%
Tier 1 Capital Ratio                         4.0%     16.2%    11.8%
Leverage Ratio                               4.0%     11.1%     8.0%

(a) Risk based capital ratios for both years presented were prepared using risk based capital rules finalized in November, 1994, which exclude the impact of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities".

Cash dividends of $313,550, or $.22 per common share, were declared and paid during 1996, up from $240,000, or $.20 per common share, paid during 1995, and $200,000, or $.165 per share, in 1994. The ratios of cash dividends paid to net income for these years were 19.1%, 17.3% and 19.0%, respectively. No dividends were paid in years prior to 1992. Since the commencement of cash dividend payments in 1992, the Bancshares Board of Directors has consistently declared and paid dividends on a quarterly basis.

On March 20, 1995, Bancshares issued a 20% stock split effected in the form of a dividend. On June 1, 1996, a 100% stock split was effected in the form of a dividend. Per share data for all periods presented has been retroactively restated to reflect the additional shares resulting from the stock splits.

As the Bank grows, it continues to add physical office locations to service its existing Middle Georgia market. Bancshares is adequately capitalized to meet all anticipated capital expenditure needs. During 1996, a remote ATM/night depository facility was established on Forsyth Road in northwest Macon. In October, 1996, the Bank converted its data processing software to a new advanced system. In February, 1997, the Bank relocated its in-house data processing facility and operational support functions to a leased operations center on Riverside Drive near the Bank's first branch. During 1995, the Bank leased and furnished a branch location at 1897 Shurling Drive in northeast Macon and opened its fourth full service office. Additionally, certain equipment purchases and upgrades were made for data processing, proof and imaging technology. The additional fixed assets purchased during 1996 and 1995 were financed through the original equity base and retained earnings of the company with no external borrowing. During 1997, additional Bibb County branch sites and executive office space are being considered to accomodate the company's high rate of growth and serve all segments of the local market.

Management is aware of no current recommendations by regulatory authorities which, if they were to be implemented, would have a material effect on the company's liquidity, capital resources or operations.

RESULTS OF OPERATIONS FOR THE YEARS
ENDED DECEMBER 31, 1996, 1995 AND 1994

Bancshares' net income was $1,642,274, $1,390,795, and $1,052,239 for 1996, 1995
and 1994, respectively. Earnings per common and common equivalent share amounted to $1.02 in 1996, $1.01 in 1995, and $0.81 in 1994. Per share data for all periods has been retroactively restated for a 20% stock split effected as a dividend on March 20, 1995 and a 100% stock split effected as a dividend on June 1, 1996. The company's return on average assets amounted to 1.40% for 1996, 1.51% for 1995, and 1.50% for 1994. The return on average equity was 14.93%, 18.16%, and 15.53%, respectively.

NET INTEREST INCOME

Net interest income (the difference between the interest earned on assets and the interest paid on deposits and liabilities) is the principal source of earnings for the company. Bancshares' average net interest rate margin, on a taxable equivalent basis, has been strong by industry standards at 5.32% in 1996, 5.20% in 1995 and 5.60% in 1994. Net interest income before tax equivalency adjustments in 1996 amounted to $5,596,294, up 29.8% from $4,310,577 in 1995. The 1995 net interest income total was up 22.2% from $3,526,568 recorded in 1994. The following table presents interest income and interest expense for the past three years. Interest income shown in the table has been adjusted to reflect taxable equivalent adjustments to tax-exempt securities income, thereby presenting interest income as if it was fully taxable, using Bancshares' incremental statutory corporate federal income tax rate of 34%.

The following table summarizes average balance sheets, interest and yield information on a taxable equivalent basis for the years ended December 31, 1996, 1995 and 1994.

TABLE 11
AVERAGE BALANCE SHEETS, INTEREST AND YIELDS
(Tax equivalent basis in thousands)

                                                                        1996                                   1995
                                                     ----------------------------------------------------------------------------

                                                       Average                 Yield/        Average                    Yield/
                                                       Balance     Interest     Rate         Balance     Interest        Rate
                                                     ----------------------------------------------------------------------------

ASSETS:
Loans, net of unearned income: (a)(b)
 Taxable                                              $ 75,806       8,277     10.92%        $57,933       6,383         11.02%
 Tax exempt (c)                                              0           0      0.00               0           0          0.00
                                                      --------------------                   -------------------
  Net loans                                             75,806       8,277     10.92          57,933       6,383         11.02
                                                      --------------------                   -------------------
Investment securities: (d)
 Taxable                                                22,434       1,302      5.81          18,244       1,069          5.86
 Tax exempt (c)                                          9,827         778      7.89           7,699         619          8.04
                                                      --------------------                   -------------------
  Total investment securities                           32,261       2,078      6.44          25,943       1,688          6.51
                                                      --------------------                   -------------------
Interest earning deposits                                    0           0      0.00               0           0          0.00
Federal funds sold                                       2,092         112      5.37           3,057         180          5.89
                                                      --------------------                   -------------------
Total interest earning assets                          110,159      10,468      9.50          86,933       8,251          9.49
                                                                    ----------------                       -------------------
Non-earning assets                                       7,209                                 5,148
                                                      --------
Total assets                                          $117,368                               $92,081
                                                      ========                               =======

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest bearing demand deposits                      $  8,727         163      1.87         $ 5,820         135          2.32
Money market accounts                                   13,062         505      3.87           8,041         265          3.30
Savings deposits                                         3,854          86      2.24           3,733          96          2.56
Times deposits of $100,000 or more                      14,202         887      6.24          11,719         726          6.20
Other time deposits                                     43,825       2,672      6.10          37,941       2,291          6.04
Federal funds purchased                                    212          13      6.13              58           4          6.38
Demand note U.S. Treasury                                  431          24      5.56             489          27          5.42
Other borrowed money--FHLB                               3,701         257      6.95           2,871         187          6.53
Capital leases & mortgage debt                               0           0      0.00               2           0          3.86
                                                      --------------------                   -------------------
Total interest bearing liabilities                      88,014       4,606      5.24          70,674       3,731          5.28
                                                      ------------------------------         ---------------------------------

Non-int. bearing demand deposits                        16,936                                12,734
Other liabilities                                        1,417                                 1,033
Stockholders' equity                                    11,001                                 7,640
                                                      --------                               -------
Total liabilities and stockholders' equity            $117,368                               $92,081
                                                      ========                               =======
Interest rate spread                                                            4.27%                                     4.21%
                                                                               =====                                     =====
Net interest income                                                  5,860                                 4,520
                                                                     =====                                 =====
Net interest margin                                                             5.32%                                     5.20%
                                                                               =====                                     =====


                                                                     1994
                                                     ------------------------------------
                                                       Average                 Yield/
                                                       Balance     Interest     Rate
                                                     ------------------------------------
ASSETS:
Loans, net of unearned income: (a)(b)
 Taxable                                               $45,751       4,632      9.91%
 Tax exempt (c)                                              0           0      0.00
                                                       -------------------
  Net loans                                             45,751       4,532      9.91
                                                       -------------------
Investment securities: (d)
 Taxable                                                13,326         777      5.83
 Tax exempt (c)                                          5,716         418      7.31
                                                       -------------------
  Total investment securities                           19,042       1,195      6.27
                                                       -------------------
Interest earning deposits                                   47           4      9.23
Federal funds sold                                         674          27      4.05
                                                       -------------------
Total interest earning assets                           65,514       5,758      8.79
                                                                    ----------------
Non-earning assets                                       4,702
                                                       -------
Total assets                                           $70,216
                                                       =======

LIABILITIES AND STOCKHOLDERS' EQUITY:
Interest bearing demand deposits                       $ 5,353         128      2.38
Money market accounts                                    8,485         224      2.64
Savings deposits                                         4,009         103      2.58
Times deposits of $100,000 or more                       7,877         366      4.64
Other time deposits                                     24,681       1,171      4.74
Federal funds purchased                                    345          15      4.41
Demand note U.S. Treasury                                  379          14      3.65
Other borrowed money--FHLB                               1,299          68      6.27
Capital leases & mortgage debt                              17           0      2.62
                                                       -------------------
Total interest bearing liabilities                      52,445       2,089      3.98
                                                       -----------------------------

Non-int. bearing demand deposits                        10,286
Other liabilities                                          709
Stockholders' equity                                     6,776
                                                       -------
Total liabilities and stockholders' equity             $70,216
                                                       =======
Interest rate spread                                                            4.81%
                                                                               =====
Net interest income                                                  3,669
                                                                     =====
Net interest margin                                                             5.60%
                                                                               =====

Notes to Table of Average Balance Sheets, Interest and Yields:
--------------------------------------------------------------
(a) Interest income includes loan fees as follows (in thousands): 1996-$585, 1995-$383, and 1994-$352.
(b) Average loans are shown net of unearned income. Nonaccrual loans are included.
(c) Reflects taxable equivalent adjustments using the statutory income tax rate of 34% in adjusting interest on tax exempt investment securities to a fully taxable basis. The taxable equivalent adjustment included in the table above amounts to $264 for 1996, $210 for 1995, and $142 for 1994. (in thousands).
(d) Investment securities are stated at amortized or accreted cost.

The following table provides a detailed analysis of the changes in interest income and interest expense due to changes in rate and volume for the year 1996 compared to the year 1995 and the year 1995 compared to the year 1994.


TABLE 12
RATE/VOLUME ANALYSIS
(In thousands)

                                              -------------------------------------------------
                                              1996 Compared to 1995       1995 Compared to 1994
                                              -------------------------------------------------
                                                 Change Due To (a)           Change Due To (a)
                                              -------------------------------------------------
                                                               Net                         Net
                                               Volume   Rate  Change     Volume    Rate  Change
                                              --------------------------------------------------
INTEREST EARNED ON:
Taxable loans, net                              $1,969    (75)  1,894      1,206     645   1,851
Tax exempt loans (b)                                 0      0       0          0       0       0
Taxable investment securities                      245    (11)    234        287       5     292
Tax exempt investment securities (b)               171    (14)    157        144      57     201
Interest earning deposits                            0      0       0         (4)     (0)     (4)
Federal funds sold                                 (57)   (11)    (68)        97      56     153
                                               --------------------------------------------------
  Total interest income                          2,328   (111)  2,217      1,730     763   2,492

INTEREST PAID ON:
Interest bearing demand deposits                    67    (39)     28         11      (3)      8
Money market accounts                              166     74     240        (12)     53      41
Savings deposits                                     3    (13)    (10)        (7)     (1)     (8)
Time deposits of $100,000 or more                  154      7     161        178     182     360
Other time deposits                                355     26     381        629     491   1,120
Federal funds purchased                              9     (1)      9        (13)      1     (12)
Demand note U.S. Treasury                           (3)     1      (2)         4       9      13
Other borrowed money-FHLB                           54     16      70         83      36     119
Capital leases & mortgage debt                      (0)     0      (0)        (0)      0      (0)
                                               --------------------------------------------------
  Total interest expense                           806     71     877        873     768   1,641
                                               --------------------------------------------------
  Net interest income                            1,522   (182)  1,340        856      (5)    851
                                               ==================================================

(a) The change in interest due to both rate and volume has been allocated to the rate component.
(b) Reflects taxable equivalent adjustments using the statutory federal income tax rate of 34% in adjusting interest on tax exempt investment securities to a fully taxable basis.

INTEREST RATE RISK MANAGEMENT

The management of interest rate risk is the primary goal of Bancshares' asset/liability management function. Bancshares attempts to achieve consistent growth in net interest income while limiting volatility from changes in interest rates. Management seeks to accomplish this goal by balancing the maturity and repricing characteristics of various assets and liabilities. The company's asset/liability mix is sufficiently balanced so that the effect on net interest income of interest rate moves in either direction is not expected to be significant over time.

The principal tool used by Bancshares to measure its interest rate sensitivity is a cumulative gap analysis model which seeks to measure the repricing differentials, or gap, between rate sensitive assets and liabilities over various time horizons. Additionally, simulation modeling is used to estimate the impact on net interest income of overall repricing at various levels of increase or decrease in current market interest rates over a range of plus or minus 300 basis points.

The gap analysis models are normally prepared quarterly by management and are reviewed at each meeting of the company's asset/liability management committee. The following table reflects the gap positions of Bancshares' consolidated balance sheet as of December 31, 1996 and 1995 at various repricing intervals. This gap analysis indicates that Bancshares was moderately liability sensitive over a one year time horizon at both December 31, 1996 and 1995, with cumulative one year gaps of (4.3%) and (3.8%), respectively. The projected deposit repricing volumes reflect adjustments based on management's assumptions of the expected rate sensitivity to current market rates for core deposits without contractual maturity (i.e., interest bearing checking, savings and money market accounts). Management believes that these adjustments allow for a more accurate profile of Bancshares' interest rate risk position.

TABLE 13
INTEREST RATE SENSITIVITY
(in Thousands)

                                                                                   December 31, 1996
                                                                      --------------------------------------------
                                                                                   Over 3    Over 1 year
                                                                      0 up to 3   up to 12     up to      Over 5
                                                                        months     months     5 years      years
                                                                      --------------------------------------------
Amounts maturing or repricing:
------------------------------
Investment securities (a)                                              $ 4,826   $   4,354    $17,703     $ 5,747
Loans, net of unearned income                                           31,596       9,395     36,790       8,170
Other earning assets                                                     4,980           0          0           0
                                                                      -------------------------------------------
  Interest sensitive assets                                             41,402      13,749     54,493      13,917
                                                                      -------------------------------------------
    Deposits                                                            26,190      32,219     33,673           0
    Other borrowings                                                       468       1,571      1,648         453
                                                                      -------------------------------------------
      Interest sensitive liabilities                                    26,658      33,790     35,321         453
                                                                      -------------------------------------------

        Interest sensitivity gap                                       $14,744    $(20,041)   $19,172     $13,464
                                                                      ===========================================
        Cumulative interest sensitivity gap                            $14,744    $ (5,297)   $13,875     $27,339
                                                                      ===========================================
        Cumulative interest sensitivity gap as a
          percentage of total interest
          sensitive assets                                                11.9%       -4.3%      11.2%       22.1%
                                                                      ===========================================
        Cumulative interest sensitive assets
          as a percentage of cumulative
          interest sensitive liabilities                                 155.3%       91.2%     114.5%      128.4%
                                                                      ===========================================

                                                                                   December 31, 1995
                                                                      --------------------------------------------
                                                                                   Over 3    Over 1 year
                                                                      0 up to 3   up to 12     up to      Over 5
                                                                        months     months     5 years      years
                                                                      --------------------------------------------
Amounts maturing or repricing:
------------------------------
Investment securities (a)                                              $ 7,254    $  2,165    $19,832     $ 5,152
Loans, net of unearned income                                           26,974      12,768     23,200       1,511
Other earning assets                                                     1,780           0          0           0
                                                                      -------------------------------------------
  Interest sensitive assets                                             36,008      14,933     43,032       6,663
                                                                      -------------------------------------------
Deposits                                                                30,150      23,659     24,915           0
Other borrowings                                                           934          70      3,175         495
                                                                      -------------------------------------------
  Interest sensitive liabilities                                        31,084      23,729     28,090         495
                                                                      -------------------------------------------

        Interest sensitivity gap                                       $ 4,924     $(8,796)   $14,942     $ 6,168
                                                                      ===========================================
               Cumulative interest sensitivity gap                     $ 4,924     $(3,872)   $11,070     $17,238
                                                                      ===========================================
               Cumulative interest sensitivity gap as a
                 percentage of total interest
                 sensitive assets                                          4.9%       -3.8%      11.0%       17.1%
                                                                      ===========================================
               Cumulative interest sensitive assets
                 as a percentage of cumulative
                 interest sensitive liabilities                          115.8%       92.9%     113.4%      120.7%
                                                                      ===========================================

(a) Excludes the effect of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities".

PROVISION FOR LOAN LOSSES

The general nature of lending results in periodic charge offs, in spite of Bancshares' continuous loan review process, credit standards, and internal controls. The company's recent charge off history in the past three years has been extremely good with minimal losses taken. Bancshares incurred net charge offs of only $1,482 during 1996, compared to $1,147 during 1995 and $25,417 in 1994. Bancshares expensed $257,000 in 1996, $109,143 in 1995, and $302,490 in
1994 for loan loss provisions. The allowance for loan losses on December 31, 1996 stood at 1.60% of outstanding net loans, compared to 1.75% and 1.95% at December 31, 1995 and 1994.

The provision for loan losses represents management's determination of the amount necessary to be transferred to the allowance for loan losses to maintain a level which it considers adequate in relation to the risk of future losses inherent in the loan portfolio. It is the Bank's policy to provide for exposure to losses principally through an ongoing loan review process. This review process is undertaken to ascertain any probable losses which must be charged off and to assess the risk characteristics of individually significant loans and of the portfolio in the aggregate. This review takes into consideration the judgments of the responsible lending officers and the Loan Committee of the Bank Board of Directors, and also those of the regulatory agencies that review the loans as part of their regular examination process. During routine examinations of banks, the Office of the Comptroller of the Currency (OCC), from time to time, may require additions to banks' provisions for loan losses and allowances for loan losses if the regulators' credit evaluations differ from those of management.

In addition to ongoing internal loan reviews and risk assessment, management uses other factors to judge the adequacy of the allowance including current economic conditions, loan loss experience, regulatory guidelines and current levels of nonperforming loans. Management believes that the $1,383,127 balance in the allowance for loan losses at December 31, 1996 was adequate to absorb known risks in the loan portfolio. No assurance can be given, however, that adverse economic conditions or other circumstances will not result in increased losses in the company's loan portfolio.

On January 1, 1995, Bancshares adopted SFAS No. 114 "Accounting by Creditors for Impairment of a Loan" and SFAS No. 118 "Accounting by Creditors for Impairment of a Loan -Income Recognition and Disclosures". Prior years have not been restated to reflect this accounting change. Impaired loans are loans for which principal and interest are unlikely to be collected in accordance with the original loan terms and, generally represent loans delinquent in excess of 90 days which have been placed on nonaccrual status and for which collateral values are less than outstanding principal and interest. Small balance, homogeneous loans are excluded from impaired loans. When a loan becomes impaired, management calculates the impairment based on the present value of expected future cash flows discounted at the loan's effective interest rate. If the loan is collateral dependent, the fair value of the collateral is used to measure the amount of impairment. The amount of impairment and any subsequent changes are recorded as an adjustment to the reserve for loan losses. When management considers a loan, or a portion thereof, as uncollectible, it is charged against the allowance for loan losses.

The following table summarizes loans charged off, recoveries of loans previously charged off and additions to the allowance which have been charged to operating expense for the periods indicated. The company has no lease financing or foreign loans.

TABLE 14
ALLOWANCE FOR LOAN LOSSES
(In Thousands)

                                                       Years Ended December 31
                                             ---------------------------------------------
                                              1995      1994      1993      1992     1991
                                             ---------------------------------------------
Allowance for loan losses at
 beginning of year                           $1,128    $1,020     $  743   $ 862    $  537
Loans charged off during the year:
  Commercial, financial and agricultural         73         0         13     365       115
  Real estate-construction                        0         0          0       0         0
  Real estate-mortgage                           53         0         10     163       149
  Loans to individuals                           74        60         54      14        52
                                             ---------------------------------------------
Total loans charged off                         200        60         77     542       316
                                             ---------------------------------------------

Recoveries during the year of loans
 previously charged off:
  Commercial, financial and agricultural        124        23         11      13        26
  Real estate-construction                        0         0          0       0         0
  Real estate-mortgage                           37        18         14       8       178
  Loans to individuals                           37        18         27      24        30
                                             ---------------------------------------------
Total loans recovered                           198        59         52      45       234
                                             ---------------------------------------------
Net loans charged off during the year             2         1         25     497        82
                                             ---------------------------------------------

Additions to allowance-provision expense        257       109        302     378       407
                                             ---------------------------------------------
Allowance for loan losses at end of year     $1,383    $1,128     $1,020   $ 743    $  862
                                             =============================================
Allowance for loan losses to
 year end net loans                            1.60%     1.75%      1.95%   1.81%     2.66%
                                             =============================================
Ratio of net loans charged off during
 the year to average net loans
 outstanding during the year                   0.00%     0.00%      0.06%   1.38%     0.26%
                                             =============================================

An allocation of the allowance for loan losses has been made according to the respective amounts deemed necessary to provide for the possibility of incurred losses within the various loan categories. The allocation is based primarily on previous charge off experience adjusted for risk characteristic changes among each category. Additional allowance amounts are allocated by evaluating the loss potential of individual loans that management has considered impaired. The allowance for loan loss allocation is based on subjective judgment and estimates, and therefore is not necessarily indicative of the specific amounts or loan categories in which charge offs may ultimately occur. The table below exhibits these allocations for the last five years.

TABLE 15
ALLOCATION OF ALLOWANCE FOR LOAN LOSSES
(In Thousands)

                                                               December 31
                             ------------------------------------------------------------------------------------------
                                   1996                 1995              1994               1993             1992
                             ------------------------------------------------------------------------------------------
                             Reserve     % *     Reserve     % *    Reserve    % *      Reserve   % *    Reserve    % *
                             ------------------------------------------------------------------------------------------
Balance at end of
 period applicable to:
   Commercial, financial
    and agricultural         $  630       18%     $  358      18%     $ 323     19%      $  236    24%     $273     28%
   Real estate-construction       0        3          17       4         15      4           11     4        13      3
   Real estate-mortgage         205       69         291      69        263     69          192    64       222     60
   Loans to individuals         202       10         181       9        163      8          119     8       138      9
   Unallocated                  346        -         281       -        256      -          185     -       216      -
                             ------------------------------------------------------------------------------------------
Total allowance for
 loan losses                 $1,383      100%     $1,128     100%    $1,020    100%       $ 743   100%     $862    100%
                             ==========================================================================================

    * Loan balance in each category expressed as a percentage of total year-end loans.

ASSET QUALITY

Nonperforming assets consist of nonaccrual loans, loans restructured due to debtors' financial difficulties, and real estate acquired through foreclosure and repossession. Nonaccrual loans are those loans on which recognition of interest income has been discontinued. Restructured loans generally allow for an extension of the original repayment period or a reduction or deferral of interest or principal because of a deterioration in the financial position of the borrower. Loans, whether secured or unsecured, are generally placed on nonaccrual status when principal and/or interest is 90 days or more past due, or sooner if it is known or expected that the collection of all principal and interest is unlikely. Any loan past due 90 days or more, if not classified as nonaccrual based on a determination of collectibility, is classified as a past due loan.

Other real estate is initially recorded at the lower of cost or estimated market value at the date of acquisition. A provision for estimated losses is recorded when a subsequent decline in value occurs. Provisions for estimated losses in the financial statements were $6,750 at December 31, 1996 and 1995.

Nonperforming assets at December 31, 1996 amounted to approximately $795,000, or 0.59% of total assets, up from approximately $581,000, or 0.54% of total assets at December 31, 1995. The company's history shows significant improvement over recent years in the level of nonperforming assets as a percentage of total assets. These year end ratios have been 0.59% in 1996, 0.54% in 1995, 0.65% in 1994, 1.36% in 1993, 1.45% in 1992, and 4.76% in 1991. Management attributes the improvement to a comprehensive and continuous loan review process, more thorough advance credit general economic health of the local market area.


TABLE 16
NONPERFORMING ASSETS
(In thousands)

                                                    December 31
                                   ------------------------------------------------
                                    1996       1995       1994      1993     1992
                                   ------------------------------------------------

Nonaccrual loans                   $   471   $   218    $   318   $   498   $   191
Restructured loans                       0         0          0         0         0
                                   ------------------------------------------------
  Nonperforming loans                  471       218        318       498       191
90 days past due and
 still accruing loans                  537         0          0         0         5
                                   ------------------------------------------------
    Total                          $ 1,008   $   218    $   318   $   498   $   196
                                   ================================================
Nonperforming assets:
  Nonperforming loans (a)          $   471   $   218    $   318   $   498   $   191
  Other real estate owned              324       363        187       399       636
                                   ------------------------------------------------
    Total                          $   795   $   581    $   505   $   897   $   827
                                   ================================================
Nonperforming assets
 to total loans and other
 real estate                          0.91%     0.89%      0.96%     2.16%     2.50%
                                   ================================================
Allowance for loan losses
 to nonperforming loans             293.63%   517.43%    320.75%   149.20%   451.31%
                                   ================================================

Year ended December 31, 1996:         Nonaccrual      Restructured         Total
-----------------------------         ----------      ------------         -----
  Interest at contracted
   rates (b)                             $72              $0                $72
  Interest recorded as
   income                                  6               0                  6
                                         ---              --                ---
 Reduction of interest income
  during 1996                            $66              $0                $66
                                         ---              --                ---

(a) Nonperforming loans exclude loans 90 days past due and still accruing.
(b) Interest income that would have been recorded, if the loans had been current and in accordance with their original terms.

At December 31, 1996, there were other loans classified for regulatory purposes as loss, doubtful, substandard, or special mention which are not included in the table above. Management is aware of no such loans not included above which (i) represent or result from trends or uncertainties which management reasonably expects will materially impact future operating results, liquidity, or capital resources, or (ii) represent material credits about which any information causes management to have serious doubts as to the ability of such borrowers to comply with the loan repayment terms.

NONINTEREST INCOME

Noninterest income in 1996 totaled $1,101,491, up 27.1% from $866,705 in 1995. Over 80% of the increase, or $189,000, is attributed to growth related increases in service charges on deposit accounts, which rose by 36.9% over the previous year. Other increases were realized in mortgage origination fee income, up $25,000, fees related to more ATM locations, up $26,000, and an increase in gains from sales in the securities portfolio, up $21,000. The improvements were partially offset by a loss of data processing servicing income.

Noninterest income of $866,705 in 1995 represented a 17.2% decline from $1,046,122 recorded in 1994. Three major items caused the decline. First, activity in the Small Business Administration (SBA) lending program declined significantly in 1995, resulting in a $148,000 net reduction in gains and service fee income from SBA loans. Second, mortgage origination fee income from real estate loans not retained by the Bank fell by $43,000. Mortgage origination activity peaked at the Bank in 1993, and has fallen in 1994 and 1995 as a result of the interest rate cycle. Third, no significant gains were recorded during 1995 from the sale of investment securities. Securities gains declined by $20,000 from 1994 to 1995. The reductions were partially offset by continued increases in service charge income on deposit accounts, which grew by $57,000 due to strong balance sheet growth.

Noninterest income in 1994 amounted to $1,046,122, up 24.5% over $840,190 recorded in 1993. Of the $206,000 increase, approximately $185,000 of increased noninterest income was generated from the SBA lending program through gains in the sale of SBA loans and subsequent servicing fee income. Volume related increases in service charges on deposit accounts produced approximately $102,000 in additional income. These improvements were partially offset by an $83,000 decline in mortgage origination fees as rising interest rates slowed mortgage financing activity.

NONINTEREST EXPENSES

Noninterest expenses were $4,111,698 for the year 1996, up 31.9% from $3,116,540 in 1995. Almost 66% of the increase is attributed to higher costs of salaries and benefits. The Bank has increased staff significantly during 1996 to carry out executive management succession plans, to staff an infrastructure for the growing organization, and to staff the growing number of physical locations. Salaries and benefits increased by $656,000, or 44.1%. Occupancy costs rose by $168,000, or 41.4%, due to a full year of expenses for operating the Bank's four full service offices. All other overhead expenses increased by $171,000, or 14.0%, due principally to volume and growth related increases. Overhead pressures were partially alleviated by reductions in the cost of FDIC deposit insurance premiums and lower internal data processing costs.

Noninterest expenses in 1995 were $3,116,540, up 12.0% over 1994 noninterest expenses of $2,781,589. The size of the average balance sheet grew by 31.1% while general overhead costs were held to a lesser 12.0% increase. Salaries and benefits expense increased by $143,000, or 10.7%, due to staffing level increases made to accomodate Bank growth and the new Shurling Drive branch office. Occupancy costs rose by $89,000, or 28.1%, due to costs of the new branch location and increased depreciation and maintenance on new data processing, proof and imaging equipment. All other overhead costs were up by $102,000, or 9.1%. Major increases were in advertising costs and stationery and supplies needed to introduce new technologies. Higher costs were partially offset by reductions in FDIC deposit insurance and lower outside professional fees.

Noninterest expenses of $2,781,589 were incurred in 1994, a 19.2% increase over 1993 noninterest expenses of $2,334,235. Salaries and benefits expense increased by 21.4%, or $237,000, due mainly to 401(K) and bonus programs tied to profitability goals attained, and normal inflationary salary increases. Occupancy expenses were held to a 2.1%, or $7,000 increase, since no new physical facilities were established during 1994. Other overhead expenses increased by $204,000, or 22.3%. Most increases were volume related and commensurate with the 18.4% growth rate in the balance sheet.

INCOME TAXES

Federal and state income tax expense in 1996 amounted to $686,813, or an effective rate of 29.5%, on the year's pre-tax earnings. Federal income tax expense in 1995 was $560,804, equating to a 28.7% effective tax rate. This effective rate is down slightly from 29.3%, or $436,372, in 1994. The principal item reducing the effective tax rate below federal statutory tax rates of 34.0% has been the level of tax exempt interest income on municipal securities for all years shown. See Note 8 to Bancshares' consolidated financial statements for a detailed analysis of income taxes.

INFLATION

Inflation impacts the financial condition and operating results of Bancshares. However, because most of the assets of the Bank subsidiary are monetary in nature, the effect is less significant compared to other commercial or industrial companies with heavy investments in inventories and fixed assets. Inflation influences the growth of total banking assets, which in turn produces a need for an increased equity capital base to support the growing bank. Inflation also influences interest rates and tends to raise the general level of salaries, operating costs and purchased services. Bancshares has not attempted to measure the effect of inflation on various types of income and expense due to difficulties in quantifying the impact.

Management's awareness of inflationary effects has led to various operational strategies to cope with its impact. The Bank engages in various asset / liability management strategies to control interest rate sensitivity and minimize exposure to interest rate risk. Prices for banking products and services are continually reviewed in relation to current costs, and overhead cost cutting is an ongoing task.